

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

Via U.S. Mail
Kevin Jones
Chief Executive Officer
JH Designs, Inc.
203 Main Street
East Pittsburgh PA 15112

      Re: JH Designs, Inc.
             Current Report on Form 8-K
             Filed December 03, 2013
             File No. 000-54983

Dear Mr. Jones:

      We note that you have not treated the transaction subject to the above-referenced Form 8-K as a change in shell company status as you have not provided Item 5.06 information. However, based on your Form 10-Q for fiscal quarter ended September 30, 2013, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. We note that, as of September 30, 2013, you had minimal assets consisting of cash, fully depreciated equipment and a nominal amount of security deposits. We also note your statement on page 4 that "[n]o revenues are anticipated until… [you] implement [y]our initial business plan." Please provide us with your analysis for why you did not treat the transaction subject to the above-referenced Form 8-K as a change in shell company status. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 5.06 of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K. Also refer to Item 9.01(c) of Form 8-K.

      Please contact Staff Attorney, Jennifer López at (202) 551-3792, Special Counsel, Lilyanna Peyser, at (202) 551-3222 or me at (202) 551-3720 with any questions.

                Sincerely,

                /s/ Lilyanna L. Peyser for

                Mara L. Ransom
                Assistant Director